UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the nine and six months ended: September 30, 2018 and June 30, 2018, respectively

NeurMedix, Inc.
(Exact name of registrant as specified in its charter)

Delaware	47-2860346
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11601 WILSHIRE BLVD. Suite 1100

 LOS ANGELES, CA 90025(Full mailing address of principal executive offices)

(310) 444-4321
(Issuer’s telephone number, including area code)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of NeurMedix, Inc., a Delaware corporation (“NeurMedix,” the “Company,” “we,” “us” or “our”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the NeurMedix Offering Circular filed pursuant to Regulation A, dated July 19, 2018 (the “Offering Circular”).

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and results of our operations together with our interim financial statements and the notes thereto appearing elsewhere in this Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements. These factors include our; research and development activities, distributor channel; compliance with regulatory impositions; and our capital needs. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward looking statements, are subject to risks, uncertainties and assumptions, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement regarding Forward-Looking Statements” in the Offering Circular filed on Form 1-A on July 5, 2018 and qualified on July 17, 2018.

The following table summarizes the results of our operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
Operating expenses:
Research and development	$(9,563)	$(54,740)
General and administrative	(507,571)	(516,574)
Total operating expenses	(517,134)	(571,314)
Net loss	$(517,134)	$(571,314)
Weighted-average common shares outstanding, basic and diluted	43,334,000	43,334,000
Net loss per share, basic and diluted	$(0.01)	$(0.01)

Comparison of nine months ended September 30, 2018 and 2017.

Net Loss

The net loss was approximately $517,000 and $571,000 for the nine months ended September 30, 2018 and 2017, respectively and was attributed to the following:

Revenues

NeurMedix, Inc., is a pre-revenue development stage biopharmaceutical company that engages in developing products for the treatment of neurological and neuro-degenerative disorders. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in 2014.

Research and Development expenses

Our research and development expenses were approximately $10,000 and $55,000 for the nine months ended September 30, 2018 and 2017, respectively. The research and development expenses declined in 2018 as the Company’s focus has been on its capital raising efforts. The expense in 2017 was primarily related to clinical programs to further the Orphan Drug Development and filings with the FDA during 2017. All research and development expenses are funded by the Company’s sole shareholder.

General and Administrative expenses

Our general and administrative expenses were approximately $508,000 and $517,000 for the nine months ended September 30, 2018 and 2017, respectively. This decrease in general and administrative expenses of $9,000 was primarily due to higher professional services and costs in 2017 as a result of the compliance work related to additional filings with the SEC and audits. All general and administrative expenses are funded by the Company’s sole shareholder.

Comparison of the six months ended June 30, 2018 and 2017.

 The following table summarizes the results of our operations for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Operating expenses:
Research and development	$(9,563)	$(39,074)
General and administrative	(285,156)	(267,183)
Total operating expenses	(294,719)	(306,257)
Net loss	$(294,719)	$(306,257)
Weighted-average common shares outstanding, basic and diluted	43,334,000	43,334,000
Net loss per share, basic and diluted	$(0.01)	$(0.01)

Net Loss

The net loss was approximately $295,000 and $306,000 for the six months ended June 30, 2018 and 2017, respectively and was attributed to the following:

Revenues

NeurMedix, Inc., is a pre-revenue development stage biopharmaceutical company that engages in developing products for the treatment of neurological and neuro-degenerative disorders. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in 2014.

Research and Development expenses

Our research and development expenses were approximately $10,000 and $39,000 for the six months ended June 30, 2018 and 2017, respectively. The decline in research and development expenses in 2018 as the Company’s focus was on capital raising efforts. Expenses in 2017 primarily related to development of Orphan Drug Development and filings with the FDA.  All research and development expenses are funded by the Company’s sole shareholder.

General and Administrative expenses.

Our general and administrative expenses were approximately $285,000 for six months ended June 30, 2018, which were comparable to $267,000 for the six months ended June 30, 2017. All general and administrative expenses are funded by the Company’s sole shareholder.

Liquidity and Capital Resources

The accompanying interim financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company expects substantial losses in future periods. As of September 30, 2018, the Company has an accumulated deficit of approximately $6.1 million, a stockholder’s deficit of approximately $617,000 and a working capital deficit of $653,000. The Company’s future operations are dependent on raising additional capital to continue its development and commercialization efforts. The Company has funded its operations exclusively in its shareholder’s contributions, and there is no formal agreement for such arrangement to continue. Although we are in the process of raising additional interim capital from other private sources there can be no assurance that such needed capital will be available or adequate to fund future operations.

There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders and their vendors.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

These circumstances raise substantial doubt on our ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We may, however, purchase equipment, supplies and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We entered into a non-cancellable lease agreement to lease office space for its headquarters in San Diego, California on October 20, 2015. This operating lease agreement is for approximately 38 months and expires in January 2019. This lease agreement provides for escalation of rent payments each year. We record rent expense on a straight-line basis over the term of the lease. Prior to entering this lease agreement, we leased the space for office premises on a month-to-month basis.

We have provided a security deposit in the amount of $32,442 as of September 30, 2018 and December 31, 2017, which is held by the lessor in connection with our facility lease agreement.

We have not entered in to any vendor, employment or consultant contracts with fixed obligations through September 30, 2018.

As of September 30, 2018, future minimum commitments under facility operating leases were as follows:

Years ending December 31,	Total Lease Commitments
2018 (remaining three months)	$23,000
2019	8,000
Total minimum lease payments	$31,000

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency. At September 30, 2018, a payment of warehousing fees to a certain vendor is contingent upon obtaining funding through our capital raise efforts. Although the Company is undertaking a “best efforts” offering of its common stock to raise additional capital, there is no assurance that such an offering will be successful. Upon successful completion of such offering, the contingent liability would become due and payable. The estimated possible maximum amount that potentially may be due upon securing funding was estimated at approximately $310,000. This amount has not been recognized in the accompanying financial statements as of September 30, 2018 as the funding event is not deemed probable at the date of this filing.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the periods presented, or as of September 30,2018 the Company did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Emerging Growth Company Status

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act”) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we may take advantage of certain of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company”.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Item 2. Other Information

None.

Item 3. Financial Statements

NEURMEDIX, INC.

NEURMEDIX, INC.

CONDENSED BALANCE SHEETS

	September 30, 2018	December 31, 2017
	(unaudited)	(audited)
ASSETS

Current assets:
Cash	$—	$13,591
Prepaid expenses and other current assets	29,121	62,646
Total current assets	29,121	76,237

Furniture and fixtures, net	3,566	7,256
Deposit	32,442	32,442
Total assets	$65,129	$115,935

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Accrued expenses	$35,762	$10,000
Accounts payable	417,430	396,515
Advances from shareholder (Note 1)	226,001	—
Deferred rent payable	2,789	7,049
Total current liabilities	681,982	413,564
Deferred rent payable	—	829
Total liabilities	681,982	414,393

Commitments and contingencies (Note 5)
Stockholder’s deficit:
Preferred stock, par value $.000001, authorized 40,000,000 shares, no shares issued or outstanding at September 30, 2018 and December 31, 2017, respectively	—	—
Common stock, par value $0.000001 per share - 200,000,000 shares authorized; 43,334,000 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	43	43
Additional paid-in capital	5,497,146	5,298,407
Accumulated deficit	(6,114,042)	(5,596,908)
Total stockholder’s deficit	(616,853)	(298,458)
Total liabilities and stockholder’s deficit	$65,129	$115,935

See accompanying notes to condensed financial statements.

NEURMEDIX, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Operating expenses:
Research and development	$(9,563)	$(54,740)
General and administrative	(507,571)	(516,574)
Total operating expenses	(517,134)	(571,314)
Net loss	$(517,134)	$(571,314)
Weighted-average common shares outstanding, basic and diluted	43,334,000	43,334,000
Net loss per share, basic and diluted	$(0.01)	$(0.01)

See accompanying notes to condensed financial statements.

NEURMEDIX, INC.

CONDENSED STATEMENTS OF CASH FLOWS

  (Unaudited)

	Nine Months Ended September 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(517,134)	$(571,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,690	3,690
Deferred rent	(5,089)	(3,949)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	33,525	98
Accrued expenses	25,762	41,915
Accounts payable	20,915	200,403
Net cash used in operating activities	(438,331)	(329,157)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from shareholder	226,001	—
Proceeds from shareholder contributions	$198,739	338,507
Net cash provided by financing activities	424,740	338,507

Net change in cash	(13,591)	9,350
Cash, beginning of period	13,591	—
Cash, end of period	$—	$9,350

See accompanying notes to condensed financial statements.

NEURMEDIX, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

September 30, 2018

1.	Description of Business and Going Concern Uncertainty

Neurmedix, Inc. (the “Company”) was incorporated in the state of Delaware on November 12, 2014 and is headquartered in San Diego, California. The Company was formed to discover and develop transformative therapeutics for neurological diseases.

The Company amended its articles of incorporation in February 2017, increasing the number of shares authorized and converted the 1,000 common shares previously issued to 71,428,571 shares. On June 29, 2017 the Company reduced the shares outstanding to 50,000,000 shares held by the sole shareholder without any change in the par value per share. On September 27, 2017 the Company reduced the shares outstanding to 43,334,000 shares held by the sole shareholder without any change in the par value per share. For financial reporting purposes, this has been reflected as if it were a stock split and all share and per share amounts have been retroactively adjusted. Since the par value of the common stock remained at $0.000001 per share, the value of the “Common Stock” retroactively decreased to reflect the par value of the restated outstanding shares, with a corresponding increase to “Additional Paid in Capital.” The amended articles of incorporation permit the issuance of two classes of stock – common and preferred, and permits the Board of Directors to set the rights and privileges of any class of preferred stock. No preferred shares have been issued through the date of this report. All share information in this report has been restated to reflect this recapitalization.

In December 2014, Reserva, LLC, the sole shareholder of the Company, bought all of the assets related to NE-3107, a pre-clinical novel immune-modulatory therapeutic for use in neurological diseases for cash consideration of $2.5 million on behalf of the Company from Harbor Therapeutics, Inc. (an unrelated party).

On February 16, 2015, Reserva, LLC assigned its right, title and interest to the patents, patent applications and trademarks acquired from Harbor Therapeutics, Inc. to the Company. On March 9, 2016, Reserva, LLC changed its name to NeurMedix, LLC (“Parent”).

All activities related to NE-3107 and related molecules are funded by Parent on behalf of the Company, and are treated as a capital contribution by the sole shareholder.

The Company has entered into an equity contribution agreement (“Contribution Agreement”), effective as of June 1, 2014, with Parent and the CEO, Treasurer, Secretary, Director, and founder, Terren S. Peizer, pursuant to which the parties agreed that all activities of Parent were made on behalf of the Company since all expenses related to the Company’s business (since the Company’s inception) were funded and recorded by the Parent in 2014 and 2015. Pursuant to the terms of the Contribution Agreement, the parties also agreed that all capital expenditures and expenses paid for by Parent on behalf of or for the benefit of the Company (the “Company Payments”): (a) are comprehensive and represent a full and complete record of all such Company Payments, (b) pertain solely to the business and operations of the Company, (c) are in fact “equity contributions” to the Company by Parent and/or Terren S. Peizer and are not intended to be repaid by the Company at any time, (d) shall not be reimbursable to parent or Mr. Peizer and the Company shall have no obligation to repay such Company Payments; and (e) the Company Payments shall not be deemed liabilities of the Company. The cumulative amount of such equity contributions was approximately $5.5 million as of September 30, 2018.

Commencing April 1, 2018, Terren S. Peizer, the Company’s sole stockholder, CEO and founder, has paid or advanced monies on behalf of the Company to pay certain operating expenses of the Company and expenses related to this Regulation A offering. From April 1, 2018 through September 30, 2018, the amounts advanced totaled $226,001 and were recorded as liabilities in the accompanying balance sheet.  The amounts advanced to the Company by its Parent and Terren S. Peizer may be reimbursed to him out of the net proceeds received by the Company from the Regulation A+ Offering or its capital raising efforts.

Going Concern Uncertainty

The Company’s operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital. The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses since inception and has an accumulated deficit of approximately $6.1 million at September 30, 2018. The Company has limited cash resources of its own. The Company has funded operations exclusively with the proceeds from capital contributions and advances in the form of expenditures paid by Parent on behalf of the Company, and there is no formal agreement for such arrangement to continue.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is undertaking a “best efforts” offering of its common stock to raise additional capital. There is no assurance that such an offering will be successful. Upon successful completion of such offering, the Company plans to institute a stock option plan, hire employees and enter into employment agreements, engage members of the Board of Directors and enter into agreements with organizations to conduct clinical trials and other research and development processes.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed financial statements are unaudited.  The year-end balance sheet was derived from audited statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.  These statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission pertaining to reports on Form 1-SA and should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2017 included in the Regulation A Offering Circular filed on July 5, 2018 and qualified on July 17, 2018.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Recent accounting pronouncements

The Company considered the applicability and impact of recent accounting pronouncements and determined those not discussed below to be either not applicable or expected to have minimal impact on our balance sheets or statements of operations.

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for the Company’s interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adoption of this update on its financial statements.

3.	Significant contracts

The Company entered into an agreement on June 29, 2017 for marketing efforts associated with Company’s capital raising efforts for total cash consideration of $250,000. In 2017, $100,000 was advanced at signing and expensed during the fiscal year ended December 31, 2017 as the services were provided for the pre-development of the marketing campaign and materials. In February 2018, the second advance of $100,000 was made. The related services to further develop, update and revise the market campaign and materials were performed in July 2018 and accordingly the amounts were recognized as expense during the nine months ended September 30, 2018 in the accompanying statement of operations.

4.	Furniture and fixtures, net

Furniture and fixtures, net, consists of the following:

	September 30,	December 31,
	2018	2017
Furniture and fixtures	$19,130	19,130
Less: accumulated depreciation	(15,564)	(11,874)
Furniture and fixtures, net	$3,566	$7,256

Depreciation expense was $3,690 for the nine months ended September 30, 2018 and 2017, which is included in the general and administrative expense in the statements of operations.

5.	Commitments and Contingencies

Facility Lease Agreement

The Company entered into an agreement to lease office space for its headquarters in San Diego, California on October 20, 2015.  This operating lease agreement is for approximately 38 months and expires in January 2019. This lease agreement provides for escalation of rent payments each year. The Company records rent expense on a straight-line basis over the term of the lease.

The Company has provided a security deposit in the amount of $32,442, which is held by the lessor in connection with the Company’s facility lease agreement as of September 30, 2018 and December 31, 2017.

As of September 30, 2018, future minimum commitments under facility operating leases were as follows:

Years ended December 31,	Total Lease Commitments
2018 (remaining three months)	$23,000
2019	8,000
Total minimum lease payments	$31,000

Rent expense was approximately $66,000 and $66,000 for the nine months ended September 30, 2018 and 2017, respectively.

Contingencies

The Company may be subject to a variety of claims and lawsuits in the ordinary course of business. As of September 30, 2018, management believes there are no such outstanding claims or lawsuits that, individually or in the aggregate, would have a material adverse effect on the Company’s financial position, the results of its operations, or its cash flows.

At September 30, 2018, a payment of warehousing fees to a certain vendor is contingent upon obtaining funding through our capital raise efforts. Although the Company is undertaking a “best efforts” offering of its common stock to raise additional capital, there is no assurance that such an offering will be successful. Upon successful completion of such offering, the contingent liability would become due and payable. At September 30, 2018, the estimated possible amount that potentially may be due upon securing funding was estimated at approximately $310,000. This amount has not been recognized in the accompanying financial statements at September 30, 2018 as the funding event was not deemed probable at date of this reporting.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

6.	Income Taxes

The Company is a C-corporation and has not filed a tax return in 2014, 2015, 2016 or 2017. All activities related to the Company’s business were recorded by the Parent in 2014, 2015, 2016, 2017 and 2018 and any tax benefits related to such activities were recognized by Parent. Deferred income taxes resulting from book versus tax basis differences would not have been significant and would have a full valuation allowance against such deferred tax assets. Accordingly, there are no current or deferred tax expenses on the Company’s financial statements for the nine months ended September 30, 2018 and 2017, and there are no operating loss carryforwards at September 30, 2018.

As of September 30, 2018, the Company did not have a liability related to unrecognized tax benefits.

7.	Subsequent Events

The Company evaluated subsequent events through December 21, 2018, the date that the accompanying financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements, except advances made by the shareholder for the period from October 1, 2018 to December 21, 2018 were approximately $398,000.

NEURMEDIX, INC.

NEURMEDIX, INC.

CONDENSED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(unaudited)	(audited)
ASSETS
Current assets:
Cash	$—	$13,591
Prepaid expenses and other current assets	133,478	62,646
Total current assets	133,478	76,237

Furniture and fixtures, net	4,796	7,256
Deposit	32,442	32,442
Total assets	$170,717	$115,935

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accrued expenses	$26,537	$10,000
Accounts payable	404,471	396,515
Advances from shareholder (Note 1)	129,662	—
Deferred rent payable	4,485	7,049
Total current liabilities	565,155	413,564

Deferred rent payable	—	829
Total liabilities	565,155	414,393

Commitments and contingencies (Note 5)
Stockholder's deficit:
Preferred stock, par value $.000001, authorized 40,000,000 shares, no shares issued or outstanding at June 30, 2018	—	—
Common stock, par value $0.000001 per share - 200,000,000 shares authorized; 43,334,000 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	43	43
Additional paid-in capital	5,497,146	5,298,407
Accumulated deficit	(5,891,627)	(5,596,908)
Total stockholder's deficit	(394,438)	(298,458)
Total liabilities and stockholder's deficit	$170,717	$115,935

See accompanying notes to condensed financial statements.

NEURMEDIX, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2018	2017
Operating expenses:
Research and development	$(9,563)	$(39,074)
General and administrative	(285,156)	(267,183)
Total operating expenses	(294,719)	(306,257)
Net loss	$(294,719)	$(306,257)
Weighted-average common shares outstanding, basic and diluted	43,334,000	43,334,000
Net loss per share, basic and diluted	$(0.01)	$(0.01)

NEURMEDIX, INC.

CONDENSED STATEMENTS OF CASH FLOWS

  (Unaudited)

	Six Months Ended June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(294,719)	$(306,257)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,460	2,460
Deferred rent	(3,393)	(2,619)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(70,833)	3,325
Accrued expenses	7,956	(19,525)
Accounts payable	16,537	183,491
Net cash used in operating activities	(341,992)	(139,125)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from shareholder	129,662	—
Proceeds from shareholder contributions	198,739	137,872
Net cash provided by financing activities	328,401	137,872

Net change in cash	(13,591)	(1,253)
Cash, beginning of period	13,591	1,634
Cash, end of period	$—	$381

See accompanying notes to condensed financial statements.

NEURMEDIX, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

June 30, 2018

1.	Description of Business and Going Concern Uncertainty

Neurmedix, Inc. (the “Company”) was incorporated in the state of Delaware on November 12, 2014 and is headquartered in San Diego, California. The Company was formed to discover and develop transformative therapeutics for neurological diseases.

The Company amended its articles of incorporation in February 2017, increasing the number of shares authorized and converted the 1,000 common shares previously issued to 71,428,571 shares. On June 29, 2017 the Company reduced the shares outstanding to 50,000,000 shares held by the sole shareholder without any change in the par value per share. On September 27, 2017 the Company reduced the shares outstanding to 43,334,000 shares held by the sole shareholder without any change in the par value per share. For financial reporting purposes, this has been reflected as if it were a stock split and all share and per share amounts have been retroactively adjusted. Since the par value of the common stock remained at $0.000001 per share, the value of the “Common Stock” retroactively decreased to reflect the par value of the restated outstanding shares, with a corresponding increase to “Additional Paid in Capital.” The amended articles of incorporation permit the issuance of two classes of stock – common and preferred, and permits the Board of Directors to set the rights and privileges of any class of preferred stock. No preferred shares have been issued through the date of this report. All share information in this report has been restated to reflect this recapitalization.

In December 2014, Reserva, LLC, the sole shareholder of the Company, bought all of the assets related to NE-3107, a pre-clinical novel immune-modulatory therapeutic for use in neurological diseases for cash consideration of $2.5 million on behalf of the Company from Harbor Therapeutics, Inc. (an unrelated party).

On February 16, 2015, Reserva, LLC assigned its right, title and interest to the patents, patent applications and trademarks acquired from Harbor Therapeutics, Inc. to the Company. On March 9, 2016, Reserva, LLC changed its name to NeurMedix, LLC (“Parent”).

All activities related to NE-3107 and related molecules are funded by Parent on behalf of the Company, and are treated as a capital contribution by the sole shareholder.

The Company has entered into an equity contribution agreement (“Contribution Agreement”), effective as of June 1, 2014, with Parent and the CEO, Treasurer, Secretary, Director, and founder, Terren S. Peizer, pursuant to which the parties agreed that all activities of Parent were made on behalf of the Company since all expenses related to the Company’s business (since the Company’s inception) were funded and recorded by the Parent in 2014 and 2015. Pursuant to the terms of the Contribution Agreement, the parties also agreed that all capital expenditures and expenses paid for by Parent on behalf of or for the benefit of the Company (the “Company Payments”): (a) are comprehensive and represent a full and complete record of all such Company Payments, (b) pertain solely to the business and operations of the Company, (c) are in fact “equity contributions” to the Company by Parent and/or Terren S. Peizer and are not intended to be repaid by the Company at any time, (d) shall not be reimbursable to parent or Mr. Peizer and the Company shall have no obligation to repay such Company Payments; and (e) the Company Payments shall not be deemed liabilities of the Company. The cumulative amount of such equity contributions was approximately $5.5 million as of June 30, 2018.

Commencing April 1, 2018, Terren S. Peizer, the Company’s sole stockholder, CEO and founder , has paid or advanced monies on behalf of the Company to pay certain operating expenses of the Company and expenses related to this Regulation A offering. From April 1, 2018 through June 30, 2018, the amounts advanced totaled $129,662 and were recorded as liabilities in the accompanying balance sheet.  The amounts advanced to the Company by its Parent and Terren S. Peizer may be reimbursed to him out of the net proceeds received by the Company from the Regulation A+ Offering or its capital raising efforts.

Going Concern Uncertainty

The Company’s operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital. The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses since inception and has an accumulated deficit of approximately $5.9 million at June 30, 2018. The Company has limited cash resources of its own. The Company has funded operations exclusively with the proceeds from capital contributions and advances in the form of expenditures paid by Parent on behalf of the Company, and there is no formal agreement for such arrangement to continue.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is undertaking a “best efforts” offering of its common stock to raise additional capital. There is no assurance that such an offering will be successful. Upon successful completion of such offering, the Company plans to institute a stock option plan, hire employees and enter into employment agreements, engage members of the Board of Directors and enter into agreements with organizations to conduct clinical trials and other research and development processes.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed financial statements are unaudited.  The year-end balance sheet was derived from audited statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.  These statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission pertaining to reports on Form 1-SA and should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2017 included in the Regulation A Offering Circular filed on July 5, 2018 and qualified on July 17, 2018.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Recent accounting pronouncements

The Company considered the applicability and impact of recent accounting pronouncements and determined those not discussed below to be either not applicable or expected to have minimal impact on our balance sheets or statements of operations.

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for the Company’s interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adoption of this update on its financial statements.

3.	Significant contracts

The Company entered into an agreement on June 29, 2017 for marketing efforts associated with Company’s capital raising efforts for total cash consideration of $250,000. In 2017, $100,000 was advanced at signing and expensed during the fiscal year ended December 31, 2017 as the services were provided for the pre-development of the marketing campaign and materials. In February 2018, the second advance of $100,000 was made. The related services to further develop, update and revise the market campaign and materials were performed subsequent to June 30, 2018, beginning in July 2018 and accordingly the amounts were expensed subsequent to June 30, 2018.

4.	Furniture and fixtures, net

Furniture and fixtures, net, consists of the following:

	June 30, 2018	December 31, 2017
Furniture and fixtures	$19,130	19,130
Less: accumulated depreciation	(14,334)	(11,874)
Furniture and fixtures, net	$4,796	$7,256

Depreciation expense was $2,460 for the six months ended June 30, 2018 and 2017, which is included in the general and administrative expense in the statements of operations.

5.	Commitments and Contingencies

Facility Lease Agreement

The Company entered into an agreement to lease office space for its headquarters in San Diego, California on October 20, 2015.  This operating lease agreement is for approximately 38 months and expires in January 2019. This lease agreement provides for escalation of rent payments each year. The Company records rent expense on a straight-line basis over the term of the lease.

The Company has provided a security deposit in the amount of $32,442, which is held by the lessor in connection with the Company’s facility lease agreement as of June 30, 2018 and December 31, 2017.

As of June 30, 2018, future minimum commitments under facility operating leases were as follows:

Years ended December 31,	Total Lease Commitments
2018 (remaining six months)	$47,000
2019	8,000
Total minimum lease payments	$55,000

Rent expense was approximately $46,000 for the six months ended June 30, 2018 and 2017.

Contingencies

The Company may be subject to a variety of claims and lawsuits in the ordinary course of business. As of June 30, 2018, management believes there are no such outstanding claims or lawsuits that, individually or in the aggregate, would have a material adverse effect on the Company’s financial position, the results of its operations, or its cash flows.

At June 30, 2018, a payment of warehousing fees to a certain vendor is contingent upon obtaining funding through our capital raise efforts. Although the Company is undertaking a “best efforts” offering of its common stock to raise additional capital, there is no assurance that such an offering will be successful. Upon successful completion of such offering, the contingent liability would become due and payable. At June 30, 2018, the estimated possible maximum amount that potentially may be due upon securing funding was estimated at approximately $310,000. This amount has not been recognized in the accompanying financial statements at June 30, 2018 as the funding event was not deemed probable at date of this reporting.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

6.	Income Taxes

The Company is a C-corporation and has not filed a tax return in 2014, 2015, 2016 or 2017. All activities related to the Company’s business were recorded by the Parent in 2014, 2015, 2016, 2017 and 2018 and any tax benefits related to such activities were recognized by Parent. Deferred income taxes resulting from book versus tax basis differences would not have been significant and would have a full valuation allowance against such deferred tax assets. Accordingly, there are no current or deferred tax expenses on the Company’s financial statements for the six months ended June 30, 2018 and 2017, and there are no operating loss carryforwards at June 30, 2018.

As of June 30, 2018, the Company did not have a liability related to unrecognized tax benefits.

7.	Subsequent Events

The Company evaluated subsequent events through December 21, 2018, the date that the accompanying financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements, except advances made by the shareholder for the period from July 1, 2018 to December 21, 2018 were approximately $495,000.

Item 4. Exhibits

Exhibit No.	Description

[EXHIBITS REQUIRED, AS APPLICABLE (IN THE FOLLOWING ORDER):

CHARTER AND BYLAWS

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

SUBSCRIPTION AGREEMENT

VOTING TRUST AGREEMENT

MATERIAL CONTRACTS

PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT, LIQUIDATION, OR SUCCESSION

ESCROW AGREEMENTS

LETTER RE CHANGE IN CERTIFYING ACCOUNTANT

POWER OF ATTORNEY

CONSENTS

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

ADDITIONAL EXHIBITS

. . . SEE FORM 1-SA LINKED ABOVE FOR ADDITIONAL INFORMATION ABOUT EACH]

* Exhibits was previously filed. [USE THIS ASTERISK AS APPROPRIATE]

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semi-annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles California on December 21, 2018.

NEURMEDIX, INC.

By:	/s/ Terren S. Peizer
Name:	Terren S. Peizer
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Terren S. Peizer	Chief Executive Officer	December 21, 2018
Terren S. Peizer	(Principal Executive Officer)

/s/ Joanne Wendy Kim	Chief Financial Officer (Principal Financial Officer	December 21,, 2018
Joanne Wendy Kim	and Principal Accounting Officer)